UNITED SECURITY BANCSHARES, INC.

131 West Front Street

Post Office Box 249

Thomasville, Alabama 36784

August 2, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Paul Cline
David Irving

Re:	United Security Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 11, 2012
File No. 000-14549

Dear Mr. Cline and Mr. Irving:

United Security Bancshares, Inc. is in receipt of your comment letter dated July 31, 2012. We are in the process of reviewing the letter and developing responses to the comments as requested.

While we are attempting to respond to the Commission’s letter within the 10 business days requested, as a result of our initial review of your comments, we do not anticipate being able to respond to the letter within the 10 business day time period. The company is in the process of finalizing its Form 10-Q for the second quarter of 2012, which is due to be filed by August 14, 2012 (also the 10-day deadline for the comment letter response). The personnel who will be primarily responsible for completing the company’s response to the comment letter are currently focused on the filing of the Form 10-Q. We anticipate being able to reply to your comment letter on or before Tuesday, August 28, 2012, which will allow the company time to fully address the comments presented.

We appreciate your consideration of this request. Please contact me at (334) 636-5424 should you have any questions or require additional information.

Very truly yours,

/s/ Robert Steen

Robert Steen
Vice President, Treasurer and Assistant Secretary, Chief Financial Officer and Principal Accounting Officer

cc:	James F. House

Andrew S. Nix, Esq.